UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2023
Commission File No.: 001-35165

BRAINSWAY LTD.
(Translation of registrant's name into English)

19 Hartum Street
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518, Israel

(+972-2) 582-4030
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

CONTENTS

Results of Annual Shareholder Meeting

At the Annual General Meeting of Shareholders of BrainsWay Ltd. (the “Company”) held on March 20, 2023, all proposed resolutions were approved by the required majority of the shareholders. Below are the proposals which were adopted, as well as the respective share of support each resolution received:

 (1) To appoint Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s independent auditors for the year 2022 and for an additional period until the following annual general meeting and to authorize the Board of Directors to determine their compensation for the year; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2021.

Votes in Favor	Votes Against	Abstentions
16,721,913	22,074	200

(2) To approve the election or re-election of the following:

(a) Mr. Ami Boehm as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
16,702,841	22,326	4,040

(b) Dr. David Zacut as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
16,075,541	663,626	5,020

(c) Mr. Avner Hagai as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
16,075,177	663,626	5,384

(d) Mr. Avner Lushi as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
16,076,441	662,726	5,020

(e) Ms. Eti Mitrany as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
16,077,097	662,070	5,020

(f) Ms. Karen Sarid as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
16,076,775	662,028	5,020

(g) Prof. Avraham Zangen as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
16,076,841	663,326	4,020

(h) Mr. Yossi Ben Shalom as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
16,076,541	663,626	4,020

(3) To approve the compensation of Mr. Ami Boehm, in his capacity as Chairman of the Board of Directors, on the terms described in the Proxy Statement.

Votes in Favor	Votes Against	Abstentions
16,605,894	129,909	8,384

(4) To approve the compensation of Dr. David Zacut, for his role as a special consultant to the Company, on the terms described in the Proxy Statement.

Votes in Favor	Votes Against	Abstentions
15,949,090	788,077	9,426

(5) to approve the terms of compensation of Mr. Hadar Levy, the Company's Chief Executive Officer, on the terms described in the Proxy Statement.

Votes in Favor (excluding shareholders indicating personal interest)	Votes Against	Abstentions
8,319,463	131,039	9,426

(6) to approve an amendment of the Compensation Policy of the Company as set forth in the Proxy Statement.

Votes in Favor (excluding shareholders indicating personal interest)	Votes Against	Abstentions
9,792,723	684,838	5,648

Incorporation by Reference

The contents of this Form 6-K are incorporated by reference in the Company’s registration statement on Form F-3, on September 17, 2021 (Registration No. 333-259610), and Form S-8, SEC Registration No. 333-230979, filed by the Company with the SEC on April 22, 2019, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2023	BRAINSWAY LTD. By: /s/ Ami Boehm
Ami Boehm, Chairman of the Board of Directors